December 23, 2015

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Christina Fettig

Metropolitan Series Fund

(WMC Core Equity Opportunities Portfolio)

(SEC File No. 333-208231)

Form N-14 Registration Statement

Dear Ms. Fettig and Mr. Oh:

On behalf of Metropolitan Series Fund (the “Registrant”), this letter responds to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Registrant on December 4, 2015 and December 21, 2015 with respect to the N-14 filing referenced above (the “Registration Statement”), submitted to the SEC on November 25, 2015. Unless otherwise noted, defined terms have the same meanings as used by the Registrant in the Registration Statement. The Staff’s comments are set forth below and are followed by the Registrant’s responses thereto. Any changes made in response to the Staff’s comments as well as a full set of pro forma financial statements will be reflected in a post-effective amendment to the Registration Statement filed pursuant to Rule 485(b).

The Registrant provides the following responses to the oral comments provided by the Staff on December 4, 2015:

1.	Comment: Along with the correspondence filing that the Registrant submits responding to the Staff’s comments, the Staff requests that the Registrant file its accounting survivor analysis.

Response: The requested analysis is filed as Attachment A to this letter.

2.	Comment: The Staff notes that one factor in the accounting survivor analysis is consideration of the net assets of Pioneer Fund Portfolio (the “Target Portfolio”) and WMC Core Equity Opportunities Portfolio (the “Acquiring Portfolio”). The Staff notes that the quarterly fact sheets on Registrant’s website suggests that the Portfolios experienced a significant decline in their assets from the assets reported in their annual and semi-annual reports. The Staff may request that the Registrant add disclosure to the Registration Statement if, for example, the Registrant is aware of any significant redemptions that are expected to occur before the merger is expected to be consummated. Please indicate supplementally to the Staff whether the fact sheets on Registrant’s website reflect information for a particular share class or for the entire Portfolio.

Response: The assets under management in the fact sheets on the Registrant’s website do not correspond to any share class or combination of share classes of a Portfolio. The Portfolios have not experienced a significant decline in assets from the amounts reported in their most recent annual and semiannual reports. The Registrant is not aware of any significant redemptions that are expected to occur before the merger is expected to be consummated.

EDGAR Operations Branch

December 23, 2015

3.	Comment: The Registration Statement states that “some of the securities held by MIST Portfolio may need to be sold in connection with the Reorganization for purposes of complying with the investment policies or limitations of MSF Portfolio.” The Staff requests that more specific disclosure about repositioning of the Target Portfolio be added to the Registration Statement if there will be planned or forced repositioning of the Target Portfolio. The disclosure should include the following: (1) an estimate of the percentage of the Target Portfolio’s securities that will be sold, (2) an estimate of capital gains expected to be incurred by shareholders, and (3) an estimate of any brokerage costs related to the sale of Target Portfolio securities. The extent of disclosure concerning repositioning generally depends on the percentage of Target Portfolio securities expected to be sold.

Response: The Registrant has added additional disclosure concerning the repositioning of the Target Portfolio.

4.	Comment: The fee tables and expense examples reflect fee and expense information for the twelve-month period ended June 30, 2015. Per Form N-14 and Form N-1A, the information in the fee tables and expense examples should be as of the Portfolios’ most recent fiscal year end. Therefore, the fee tables and expense examples should be revised accordingly. The need to revise the fee table and expense examples makes the Registration Statement ineligible for automatic effectiveness. Registrant must either file a delaying amendment or an amended N-14 filing that reflects fiscal year end data before the automatic effective date of the Registration Statement.

Response: The Registrant respectfully declines to make the requested change. The Prospectus/Proxy Statement that is part of the Registration Statement will be mailed to shareholders starting on or about January 6, 2016, so any information as of December 31, 2014 would be over a year old and no longer current at the time of the mailing. The Registrant notes that under Regulation S-X Item 3-18, if financial information is 245 days old or more at the time of effectiveness of a registration statement, it must be updated as of a date that is within 245 days. In this case, Registrant updated the information through June 30, 2015, which is the date of its most recent semiannual report to shareholders. The June 30, 2015 shareholder reports were previously provided to shareholders and are incorporated by reference into the Registration Statement.

Consistent with past practice by the Registrant and other filers in the industry, Registrant provided relevant updated financial and expense information to shareholders in an effort to comply with requirements under Regulation S-X governing the currency of financial information. Requiring Registrant to restate the expense table with information that would be over one-year old would be unnecessarily punitive as it would require significant costs with no resulting benefit to shareholders, and would in fact require reporting of less current data. For the foregoing reasons, Registrant respectfully declines to restate the fees and expenses as requested.

EDGAR Operations Branch

December 23, 2015

5.	Comment: On page 5 of the “Summary” section, under the heading “Why is the Reorganization being proposed?”, there is a comparison of the net expenses of the Target Portfolio and Acquiring Portfolio. The Staff requests that disclosure be added to this paragraph that discusses the gross expenses of the Target Portfolio and Acquiring Portfolio.

Response: The requested disclosure has been added.

6.	Comment: On page 5 of the “Summary” section, under the heading “Why is the Reorganization being proposed?”, the Staff notes that there is a statement indicating that the Acquiring Portfolio’s subadviser has agreed to pay all of the costs of the merger. Please explain supplementally the foregoing statement and the statement in the Agreement and Plan of Reorganization that MetLife Advisers, LLC or its affiliates will pay all of the merger costs.

Response: The Registrant confirms that the Acquiring Portfolio’s subadviser has agreed to pay all of the costs of the merger. As a procedural matter, MetLife Advisers will pay all of the costs of the merger and then be reimbursed by the Acquiring Portfolio’s subadviser for such costs. The Registrant believes that it is not necessary to require the Acquiring Portfolio’s subadviser be a party to the Agreement and Plan of Reorganization given that as a contractual matter, the Registrant has no obligation to pay any of the merger costs. In addition, the Registrant believes explaining this arrangement in the prospectus/proxy statement is not necessary and may create unnecessary confusion among shareholders.

7.	Comment: On page 6 of the “Summary” section, under the heading “How will the Reorganization affect me?”, the Staff notes that certain of this disclosure may need to be revised to reflect fiscal year end fee and expense data. Also, the Staff requests that the disclosure of the management fees for the Target Portfolio and Acquiring Portfolio be revised to make clear that the management fees are not flat fees.

Response: As discussed above, the Registrant respectfully declines to update the fee and expense data to reflect year end data as of December 31, 2014. The Registrant has revised the disclosure concerning management fees to clarify that the amounts shown are effective management fees.

8.	Comment: In order to show fee waivers in the prospectus/proxy statement, the fee waivers must extend at least one year from the effective date of the prospectus/proxy statement.

Response: The disclosure concerning the management fee waivers has been revised to reflect that the waivers will not expire before April 30, 2017.

9.	Comment: On page 18, in the discussion under the heading “Management Fees”, the Staff suggests that information about the Target Portfolio’s management fees be added.

Response: The requested disclosure has been added.

EDGAR Operations Branch

December 23, 2015

10.	Comment: On page 21, in the second paragraph above the heading “Federal Income Tax Consequences,” the Staff notes that there is a discussion concerning the payment of merger costs in the event the reorganization is not consummated. The Staff requests that similar disclosure be added everywhere else in the prospectus/proxy statement where there is a discussion of merger costs.

Response: The requested disclosure has been added throughout the prospectus/proxy statement.

11.	Comment: On page 21, in the first paragraph above the heading “Federal Income Tax Consequences,” the Staff requests that additional disclosure be added concerning the other possible courses of action that may be taken in the event the merger is not approved by the applicable shareholders.

Response: The requested disclosure has been added.

12.	Comment: On page 22, in the discussion under the heading “Federal Income Tax Consequences,” the Staff requests that the full dollar amount of any capital loss carryforwards for the Target Portfolio and Acquiring Portfolio and the expiration date of those capital loss carryforwards be added.

Response: The Registrant has confirmed that there are no expected capital loss carry forwards for 2015 with respect to the Target Portfolio. Therefore, no additional disclosure has been added.

13.	Comment: On page 30, under the heading “Financial Statements and Experts”, the Staff requests that references to the semiannual reports of the Target Portfolio and Acquiring Portfolio be added.

Response: The requested disclosure has been added.

14.	Comment: The Staff notes that in certain instances the repositioning of a Target Portfolio might prevent the use of a pro forma narrative disclosure. If repositioning of the Target Portfolio cannot be easily explained, such as the sale of all companies in the Financials sector, then full pro forma financial statements may be required. Assuming that is not the case, then disclosure concerning the general use of estimates, such as the disclosure that typically appears in the notes to financial statements, should be added to the pro forma narrative disclosure.

Response: The Registrant will replace the pro forma narrative disclosure with a full set of pro forma financial statements.

15.	Comment: In the discussion of expenses that appears in the pro forma narrative disclosure, the Staff requests that adjustments be expressed in basis points in addition to dollar amounts.

Response: See the response to Comment 14.

EDGAR Operations Branch

December 23, 2015

16.	Comment: As noted above in Comment 14, the Staff requests additional information concerning any repositioning that is expected to occur in conjunction with the reorganization.

Response: See the response to Comment 14.

*    *    *

The Registrant provides the following responses to the oral comments provided by the Staff on December 21, 2015.

1.	Comment: In the section “Why is the reorganization being proposed?”, the Staff requests that the discussion in this section address the impact if both mergers occur as well as the impact if only one reorganization occurs.

Response: The requested change has been made.

2.	Comment: On page 7 under the heading “Who will be the adviser and subadviser of my portfolio after the Reorganization?” the Staff requests that the disclosure clarify the persons currently serving in such roles for the Target Portfolio and the persons who will serve in such roles for the Acquiring Portfolio after the reorganization.

Response: The requested disclosure has been made.

3.	Comment: On page 7, under the heading “Are the risk factors for the Portfolios similar?” the Staff requests that the Registrant highlight the primary differences between the principal risks of the funds and how these differences may impact contract owners.

Response: The requested change has made.

4.	Comment: On page 10, the Staff requests that the Registrant state whether the principal risks of each fund are similar or different. The Staff notes that such a statement appears on page 7.

Response: The requested change has been made.

5.	Comment: With respect to the table beginning on page 13 with the heading “How do the Portfolios’ investment objectives and principal investment strategies compare?” the Staff requests that the last two paragraphs on page 15 be moved before the preamble to the table on page 13.

Response: The requested change has been made.

6.	Comment: On page 15, the Staff requests disclosure concerning how the funds’ performance records compare.

Response: The requested disclosure has been added.

7.	Comment: On page 18, under the heading “Management Fees,” the Staff requests that a comparison be presented of management fees before and after the reorganization.

Response: The requested comparison has been added.

EDGAR Operations Branch

December 23, 2015

8.	Comment: On page 21, in the third to last paragraph of the section entitled “Agreement and Plan of Reorganization,” the Staff requests clarification that the opinion of counsel referenced in the first sentence of that paragraph include the opinion that the opinion will be a tax-free reorganization.

Response: The requested clarification has been made.

9.	Comment: On page 23, under the heading “Distribution of Shares,” the Staff requests that the disclosure be revised to clarify the share classes of the Target Portfolio that are subject to Rule 12b-1 fees and the amount of such fees.

Response: The requested clarification has been made.

10.	Comment: On page 23, under the heading “Purchase and Redemption Procedures,” the Staff requests that disclosure be added to clarify the circumstances under which orders will be effected on the same date as the order is received.

Response: The requested clarification has been made.

11.	Comment: On page 29, the Staff requests that the disclosure be revised to indicate that any abstentions are effectively treated as votes against the proposal.

Response: The requested change has been made.

12.	Comment: On page 29, the Staff requests that the Registrant disclose the cost for solicitation services as required by Item 7(a) of Form N-14.

Response: The requested disclosure has been added.

13.	Comment: On page 30 under the heading “Control Persons and Principal Holders of Securities,” the Staff requests disclosure regarding the effect of control on the rights of other security holders, as required by Item 7(c) of Form N-14.

Response: The requested change has been made.

14.	Comment: The Staff requests that SEC file numbers be added to the list of documents incorporated by reference into the Statement of Additional Information.

Response: The requested change has been made.

15.	Comment: The Staff notes that 13(i) and 13(k) of Item 16 of Part C are marked as “Reserved.” Please either delete these items or mark them as “Not Applicable”.

Response: The agreements previously listed in 13(i) and 13(k) of Item 16 are no longer in effect. Therefore, Registrant will replace “Reserved” with “Not applicable” in any future amendments to the Registration Statement.

EDGAR Operations Branch

December 23, 2015

16.	Comment: Please provide the required Tandy representations and responses to the Staff’s comments.

Response: The Tandy representations and responses to the Staff’s comments are included this letter.

*    *    *

The Registrant acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced Registration Statement;

2.	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*    *    *

If you have any questions, please feel free to call me at (202) 775-1213.

Very truly yours,

/s/ John L. Chilton

Enclosures

cc:	Andrew L. Gangolf, Esq.
Michael P. Lawlor, Esq.
David C. Mahaffey, Esq.

Attachment A

Accounting Survivor analysis

The North American letter sets forth the following factors that should be analyzed when determining an accounting survivor: Funds should compare the attributes of the surviving fund and the predecessor fund to determine if the surviving fund closely resembles the predecessor. Funds should compare the investment advisers, investment objectives, policies and restrictions; expense structure and expense ratios; asset size and portfolio composition.

Target Portfolio is Pioneer Fund Portfolio (“MIST Portfolio”). Acquiring Portfolio is WMC Core Equity Opportunities Portfolio (“MSF Portfolio”).

The investment adviser for the Portfolios is identical. The subadviser for the surviving fund will be Wellington Management Company LLP, the current subadviser for the MSF Portfolio. While the Portfolios’ investment objectives and policies are similar, the surviving fund will continue to follow the investment policies and restrictions of the MSF Portfolio. As to portfolio composition, the surviving fund will continue to be managed by Wellington Management Company LLP, and it is the existing MSF Portfolio that most closely resembles the surviving fund following the merger. The surviving fund’s fee and expense structure will follow that of the MSF Portfolio. The adviser will continue the contractual advisory fee waiver that will reduce the effective advisory fee of the combined fund to a level below the current advisory fee of the MIST Portfolio for one year, and the expense ratios of the combined fund are expected to be lower than those currently effective for MIST Portfolio and MSF Portfolio. Furthermore, the performance of the MSF Portfolio more accurately reflects the true performance of the subadviser using the investment strategy to be applied to the combined fund. As of September 30, 2015, the MIST Portfolio and MSF Portfolio had assets of approximately $424 million and $3.50 billion, respectively. Given these factors, we believe that the MSF Portfolio is the appropriate surviving fund.